June 15, 2018

Thomas Gad
Founder, Chairman, President and Head of Business Development
Y-mAbs Therapeutics, Inc.
750 Third Avenue
9th Floor
New York, NY 10017

       Re: Y-mAbs Therapeutics, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted June 8, 2018
           CIK No. 0001722964

Dear Mr. Gad:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Summary
Overview, page 1

1. We note your revised disclosure regarding topline results from the phase 2 trial reported in
       May 2018. Where you discuss results from any of your clinical trials in the Summary, please revise to indicate the clinical endpoints and whether the results were observed with statistical significance.
 Thomas Gad
Y-mAbs Therapeutics, Inc.
June 15, 2018
Page 2

       You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.


FirstName LastNameThomas Gad
                                                         Division of
Corporation Finance
Comapany NameY-mAbs Therapeutics, Inc.
                                                         Office of Healthcare &
Insurance
June 15, 2018 Page 2
cc:       Dwight A. Kinsey
FirstName LastName